Exhibit 99.1

Almonty Industries Inc. Announces Pricing of Upsized US$112,500,000 Underwritten Offering of Common Shares in the United States

TORONTO – December 9, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, announced today the pricing of an upsized underwritten offering in the United States of 18,000,000 common shares (“Common Shares”) at a public offering price of US$6.25 per Common Share, for total gross proceeds of US$112,500,000 (the “Offering”). In addition, Almonty has granted the Underwriters (as defined below) a 30-day over-allotment option to purchase up to an additional 2,700,000 Common Shares at the public offering price, less the underwriting discount.

The Offering is expected to close on or about December 10, 2025, subject to the satisfaction of customary closing conditions. BofA Securities is acting as Lead Bookrunning Manager of the Offering and Cantor Fitzgerald & Co., D.A. Davidson & Co. and A.G.P./Alliance Global Partners are acting as Bookrunning Managers (collectively, the “Underwriters”).

Almonty intends to use the net proceeds from the Offering to fund exploration and development work at the Gentung Browns Lake Tungsten Project, expansion work at the Panasqueira Mine, exploration work at the Sangdong Molybdenum Project and for working capital and general corporate purposes, as set out in the prospectus supplement (the “Supplement”) to Almonty’s short form base shelf prospectus dated October 31, 2025 (the “Base Prospectus”).

The Offering is being made pursuant to the Supplement. The Supplement will be filed with securities regulatory authorities in Ontario, Alberta and British Columbia and with the United States Securities and Exchange Commission (the “SEC”) as a supplement to a registration statement on Form F-10 (as amended and supplemented, the “Registration Statement”) under the Canada/United States Multi-Jurisdictional Disclosure System.

The Offering will be made in the United States only by means of the Registration Statement, including the Base Prospectus and Supplement. Such documents contain important information relating to the Company and the Offering. The Base Prospectus and Supplement can be found on SEDAR+ at www.sedarplus.ca, and the Registration Statement, including the Base Prospectus and Supplement, can be found on EDGAR at www.sec.gov. Prospective investors may request copies of the Base Prospectus, Supplement and Registration Statement from the Company by telephone at +1 (647) 438-9766 or by email at info@almonty.com or from BofA Securities by email at dg.prospectus_requests@bofa.com. Prospective investors should read the Base Prospectus, Supplement, Registration Statement and the documents incorporated therein by reference before making an investment decision.

No regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy Common Shares, nor shall there be any sale of Common Shares in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

ASX Listing Rule 5.23 - Competent Person Statement

The mineral resource estimate incorporated by reference in the Base Prospectus and Supplement was reported by the Company in accordance with ASX Listing Rule 5.8 on July 11, 2025. The Company confirms that, as of the date of this release, it is not aware of any new information or data that materially affects the information included in the announcement and that all material assumptions and technical parameters underpinning the estimates in the announcement continue to apply and have not materially changed. The Company confirms that, as of the date of this release, the form and context in which the competent person’s findings are presented have not been materially modified from the original market announcement.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. The Offering is subject to market conditions, and there can be no assurance as to whether or when the Offering may be completed. The closing of the Offering is subject to customary closing conditions.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the Offering, the intended use of net proceeds from the Offering and that completion of the Offering is subject to customary closing conditions.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the intended use of net proceeds of the Offering, the satisfaction of all conditions of closing and the successful completion of the Offering and such other assumptions and factors as are set out herein. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Supplement; risks related to the receipt (or failure to receive) regulatory approvals required in connection with the Offering; and the risks identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.